EXHIBIT 12.1
COMPUTATION OF EARNINGS TO FIXED CHARGES

	InSight (Predecessor)			Holdings

			Period								Pro forma
	Year		from								for Year
	Ended		July 1 to	Years Ended June 30,							Ended
	June 30,		October 17,								June 30,
	2001		2001	2002		2003		2004		2005	2005

Earnings:
Pretax income (loss) from continuing operations	$16,425		$(6,748)	$9		$8,188		$4,874		$(12,148)	$(13,737)
Fixed charges	28,757		7,888	35,979		40,191		43,778		49,409	50,998
Distributions received from unconsolidated partnerships	970		134	965		1,009		2,054		2,621	2,621
Less-Equity in earnings of unconsolidated partnerships	971		382	437		1,744		2,181		2,613	2,613

Total earnings	$45,181		$892	$36,516		$47,644		$48,525		$37,269	$37,269

Fixed Charges:
Interest expense	$24,315		$6,536	$32,856		$37,738		$40,936		$45,558	$47,147
Interest factor of rental expense	4,442		1,352	3,123		2,453		2,842		3,851	3,851

Total fixed charges	$28,757		$7,888	$35,979		$40,191		$43,778		$49,409	$50,998

Ratio of Earnings to Fixed Charges	1.6	x	—	1.0	x	1.2	x	1.1	x	—	—
      The ratio of earnings to fixed charges is unaudited for all periods presented. For purpose of calculating this ratio, earnings consist of net income (loss) plus income taxes and fixed charges. Fixed charges consist of interest expense and the estimated portion of rental expense deemed a reasonable approximation of this interest factor. For the year ended June 30, 2005 on an actual and pro forma basis to give pro forma affect to the offering of the initial notes as if it had been completed an July 1, 2004, we had a deficiency of earnings to fixed charges of approximately $12.1 million and $13.7 million, respectively. On October 17, 2001, Holdings acquired InSight pursuant to an agreement and plan of merger dated June 29, 2001, as amended. Holdings did not have any operating activities until October 17, 2001. The ratio of earnings to fixed charges for the year ended June 30, 2002 reflects the results for the entire fiscal year 2002 and does not include the results of operations of InSight from July 1, 2001 to October 17, 2001. For the period from July 1 to October 17, 2001, InSight had a deficiency of earnings to fixed charges of approximately $7.0 million.